PacifiCorp
825 N.E. Multnomah Street
Portland, Oregon 97232

May 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PacifiCorp has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on May 6, 2016.

Very truly yours,

/s/ Nikki L. Kobliha
Nikki L. Kobliha
Vice President and Chief Financial Officer
(principal financial and accounting officer)